Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

TPG Pace Beneficial II Corp.:

We consent to the use of our report dated January 15, 2021, except as to Notes 1, 3, and 4, which are as of March 8, 2021 and Note 6, which is as of March 25, 2021, with respect to the balance sheet of TPG Pace Beneficial II Corp. as of January 8, 2021, the related statements of operations, changes in shareholder's equity, and cash flows for the period from January 4, 2021 (inception) through January 8, 2021, and the related notes, included herein, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Fort Worth, Texas

March 25, 2021